UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 7, 2025, the board of directors (the “Board”) of VCI Global Limited (the “Company”) appointed Mr. Lee Tze Wee as an independent director, and a member of the Audit Committee, Nominating & Corporate Governance Committee, and Compensation Committee. The Board has determined that Mr. Lee Tze Wee meets the independent director’s standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Mr. Lee Tze Wee is a highly accomplished C-suite finance executive with over 15 years of diversified experience across financial strategy, risk management, and corporate finance. Widely regarded as a strategic finance visionary, he excels in high-stakes financial decision-making, advanced financial control frameworks, and profitability optimization—supported by deep expertise in financial planning and analysis (FP&A).

He currently serves as Interim Group Chief Financial Officer of a SGX-listed company. Prior to this, he held a position of Chief Financial Officer of a Malaysia Airlines subsidiary, where he also briefly held the role of Acting Chief Executive Officer in 2017. Earlier in his career, he served as a Finance Executive at Senari Synergy Sdn Bhd, where he spearheaded group-wide restructuring, tax planning initiatives, and financial optimization efforts across multiple subsidiaries. He began his career at Ernst & Young in the Risk and Advisory Department, progressing to senior associate and contributing to high-impact projects such as feasibility studies, internal audits, activity-based costing, and tariff modeling for public sector entities and listed corporations.

Mr. Lee is a Fellow Certified Practicing Accountant (FCPA) with CPA Australia and a Chartered Accountant (C.A. (M)) under the Malaysian Institute of Accountants. He holds a Bachelor of Business (Accounting) from Swinburne University of Technology and is fluent in English, Malay, and Mandarin. He brings deep expertise in financial planning and analysis, treasury, ERP implementation, and corporate governance, with a proven track record of delivering shareholder value and strengthening financial frameworks in complex, regulated environments.

On July 7, 2025, the board designated one of its former independent directors, Mr. Alex Chua Siong Kiat as an executive director of the Company. On July 7, 2025, the Company issued a press release, a copy of which is furnished hereto as Exhibit 99.1, to announce the appointment of Mr. Chua as an executive director of the Company.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282353 and File No. 333-279521) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 8, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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